Exhibit 4.7

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IMPERIAL CHEMICAL INDUSTRIES PLC

DR JOHN MCADAM

EMPLOYMENT AGREEMENT

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JOHN MCADAM EMPLOYMENT AGREEMENT

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THIS AGREEMENT is made on fourteenth October 2003

Between

(1)	IMPERIAL CHEMICAL INDUSTRIES PLC a company which has its registered office at 20 Manchester Square, London W1U 3AN (the Company)

(2)	DR JOHN DAVID GIBSON McADAM (Dr McAdam)

It is Agreed as follows:

1. DEFINITIONS

In this Agreement the following expressions shall have the following meanings:

Board means the Company’s board of directors or a duly constituted committee of the board of directors;

Effective Date means 9 April 2003;

Employment means Dr McAdam’s employment under this Agreement;

Group Company means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (holding company and subsidiary have the meanings given to them by section 736 Companies Act 1985);

Recognised Investment Exchange has the meaning given to it by section 207 of the Financial Services Act 1986;

Specified Reason means termination of the Employment by reason of Dr McAdam’s resignation or by the Company for a reason specified in clause 15.4 for any other reason entitling the Company to terminate the Employment summarily.

2. JOB DESCRIPTION, DUTIES AND WORKING HOURS

2.1 From the Effective Date, Dr McAdam will act as the Company’s Chief Executive.

2.2 During the Employment, Dr McAdam will diligently perform all such duties and exercise all such powers consistent with his role as Chief Executive assigned to him from time to time by the Board, and unless prevented by sickness, injury or other incapacity, will devote the whole of his time, attention and abilities during his working hours to the business of the Company and the Group.

2.3 Dr McAdam’s working hours shall be the normal business hours as specified at Dr McAdam’s place of work, together with such additional hours necessary for the proper performance of his duties (for which no additional payment shall be made or time off in lieu afforded).

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3. PLACE OF WORK/MOBILITY

3.1 Dr McAdam’s normal place of work shall be the Company’s UK head office from time to time.

3.2 Dr McAdam agrees to travel (both within and outside the United Kingdom) as necessary for the proper performance of his duties under the Employment.

4. PREVIOUS EMPLOYMENT

4.1 Dr McAdam’s period of previous employment for the purposes of the Employment Rights Act 1996 commenced on 24 June 1974.

5. SALARY

5.1 Dr McAdam’s salary is £550,000 per annum (less any required deductions) in respect of the period between the Effective Date and 31 August 2003. From 1 September 2003, the salary is increased to £600,000 per annum (less any required deductions). Salary will accrue on a daily basis and will be paid monthly by bank transfer into an account nominated by Dr McAdam.

5.2 Dr McAdam’s next salary review is due in January 2004, and thereafter his level of salary will be subject to annual review. No salary review will take place after notice has been given by either party to terminate the Employment. The Company is under no obligation to increase Dr McAdam’s salary following a salary review, but will not decrease it.

5.3 Dr McAdam’s salary will be inclusive of all fees and other remuneration to which he may be or become entitled as an officer of the Company or of any other Group Company.

5.4 The Company may deduct from salary and any bonus due to Dr McAdam any amounts owed to the Company or any Group Company by him.

6. INCENTIVE PLANS

Dr McAdam will be eligible to participate in the following senior executive incentive plans or any applicable additional or replacement plans (subject always to the terms, conditions and rules of such plans from time to time):

(a)	Annual Incentive Plan

The terms of the Annual Incentive Plan will be set on an annual basis. Details of the performance measures which apply, their weightings and the appropriate financial targets for the relevant financial year will be supplied to Dr McAdam separately.

(b)	Performance Growth Plan

Awards are made under the Performance Growth Plan for the 3-year performance cycle commencing on 1 January each year.

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(c)	Share Option Scheme

Dr McAdam will normally be eligible to be considered for a grant of options on an annual basis, such grant to be made at a time permitted under the rules of the applicable scheme.

All awards and payments under the relevant plans are determined by the Company and/or, as appropriate, the Company’s Remuneration Committee.

7. PENSION

7.1 Dr McAdam is entitled to remain a member of the ICI Speciality Chemicals Pension Fund – SERA Section (the Pension Scheme) on the terms previously notified to him (and subject to the terms and conditions of the trust deed and rules governing the Scheme from time to time in force, and to any Inland Revenue or other applicable limits).

7.2 Dr McAdam’s pensionable salary will include an allowance in respect of annual bonus up to a maximum of 20% of basic salary, as previously notified to him.

8. COMPANY CAR

Dr McAdam shall retain his current company car until the date on which it falls due for return under the terms of the Company’s Car Scheme. Thereafter, he will be eligible to choose a car from the list of models available to the Company’s Chief Executive in accordance with the Company’s prevailing company car scheme. For the avoidance of doubt, the current Private Usage Charge of £58.11 has ceased with effect from 8 April 2003.

9. PRIVATE HEALTHCARE

9.1 During the Employment Dr McAdam will be entitled to continue to participate in the Company’s applicable private medical insurance arrangements. Additionally, the Company’s applicable Personal Accident Travel Insurance Scheme will apply whilst Dr McAdam is travelling on Company business.

9.2 Dr McAdam and his spouse will be eligible for lifetime private healthcare under the terms approved by the Remuneration Committee on 23 July 2003 on the following basis:

(a) provided the Employment terminates by mutual agreement or by the Company (save for any reason justifying termination) after Dr McAdam reaches the age of 60 years and provided he has served for at least 5 years as a Director of the Company; or

(b) provided the Employment terminates by mutual agreement or by the Company (save for any reason justifying termination) after Dr McAdam reaches the age of 55 years and provided that the combined total of the age of Dr McAdam at the date of such termination and the number of continuous years of employment with the Company at the date of such termination equals at least 80; or

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(c) where the Employment terminates by reason of Dr McAdam’s death after he has served for at least 5 years as a Director of the Company.

10. EXPENSES

The Company will reimburse all out-of-pocket expenses properly and reasonably incurred by Dr McAdam in the course of his Employment subject to appropriate evidence of payment.

11. HOLIDAY

11.1 Dr McAdam will be eligible to take 25 days paid holiday per annum during his Employment (plus bank and public holidays in England).

11.2 The Company’s holiday year runs from 1 January to 31 December and holiday entitlement accrues evenly throughout the holiday year on a monthly basis. There is no entitlement to pay in lieu of holiday not taken in any holiday year (other than as may arise upon termination of employment as specified in clause 11.3 below).

11.3 On termination of the Employment for whatever reason Dr McAdam will normally be expected to take any outstanding holiday entitlement, pro rata to his leaving date, before he leaves the Company. If that is not possible Dr McAdam will be entitled to pay in lieu of holiday entitlement outstanding for the then current holiday year. If he has taken more than his holiday entitlement he will be required to repay to the Company any salary received for holiday pay taken in excess of his actual entitlement calculated to his leaving date.

12. SICKNESS AND OTHER INCAPACITY

In the event of Dr McAdam’s inability to carry out his duties as a result of sickness or injury the Company shall continue to pay Dr McAdam his basic salary at the full rate for a period up to 365 days of any period of absence but subject to an aggregate maximum of 365 days in any consecutive period of 24 months during the Employment (although for the avoidance of doubt the Company shall be under no obligation to continue to pay any salary to the extent that Dr McAdam is in receipt of payments under permanent health insurance or equivalent arrangements). Any payment in accordance with this clause 12 will be inclusive of any statutory sick pay payable in accordance with applicable legislation at the relevant time of absence.

13. OTHER INTERESTS

13.1 Subject to clauses 13.2 and 13.3 during the Employment Dr McAdam will not without the Board’s prior written consent be directly or indirectly engaged, concerned or interested in any other business activity, trade or occupation nor hold directorships or other offices in non-Group Companies.

13.2 Notwithstanding clause 13.1, Dr McAdam may hold for investment purposes an interest (as defined by Schedule 13 Companies Act 1985) of up to 3 per cent in nominal value or (in the case of securities not having a nominal value) in number or class of securities in any class of securities listed or dealt in a Recognised Investment

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Exchange, or an interest (as defined by Schedule 13 Companies Act 1985) of up to 3 per cent in a private company, provided that the company which issued the securities does not carry on a business which is similar to or competitive with any business for the time being carried on by any company in the Group.

13.3 Notwithstanding clause 13.1, Dr McAdam may with the Board’s prior written approval including in relation to the identity of the company concerned hold one external Non-Executive Directorship from time to time during the Employment (the Approved Directorship), but only for so long as the duties associated with the Approved Directorship do not adversely impact on Dr McAdam’s ability to perform the duties of his Employment. It is hereby confirmed that, as at the date of this Agreement, Dr McAdam’s directorship of Severn Trent plc shall constitute the Approved Directorship.

14. SHARE DEALING AND OTHER CODES OF CONDUCT

14.1 Dr McAdam will comply with the ICI Code of Conduct or any additional or replacement code of conduct adopted by the Board which may be applicable at the relevant time.

14.2 Dr McAdam will comply with all applicable rules and regulations of the London Stock Exchange and any other relevant regulatory bodies, including the Model Code on dealings in securities and the ICI Code for Securities Transactions by Directors and Relevant Employees.

15. TERMINATION AND SUSPENSION

15.1 Either party may terminate the Employment by giving the other not less than 12 months’ notice in writing. Dr McAdam acknowledges and agrees that if for any reason the Company terminates the Employment in repudiatory breach of contract, Dr McAdam will be under a duty to take all reasonable steps to mitigate any loss suffered by him as a consequence.

15.2 The Employment shall terminate automatically (without the need for notice to be served) on Dr McAdam’s 62nd birthday.

15.3 If Dr McAdam’s Employment should terminate:

(a)	for a Specified Reason or on the expiry of due notice under this Agreement prior to the end of the period to which any Annual Incentive Plan or replacement or equivalent arrangement in which Dr McAdam participates relates (the Incentive Period) Dr McAdam agrees that he will not be entitled to any compensation for any loss of bonus or prospective bonus in respect of the period during which such termination takes effect, whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise; and

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(b)	after the end of the Incentive Period but prior to the date on which payment in respect thereof is made, Dr McAdam will, subject to the rules of the relevant arrangement, remain eligible for payment, unless such termination is for a reason justifying summary dismissal, whether under clause 14.4 or otherwise, or where, in the reasonable opinion of the Board, the achieved results do not reflect the underlying performance of the Company.

15.4 The Company may also terminate the Employment immediately and with no liability to make any further payment to Dr McAdam (other than in respect of amounts accrued due at the date of termination) if Dr McAdam is guilty of any serious neglect of duty or serious misconduct, or brings the Company into serious disrepute, or is declared bankrupt or insolvent or makes any arrangement with his creditors. This clause shall not restrict any other right the Company may have (whether at common law or otherwise) to terminate the Employment summarily. Any delay by the Company in exercising its rights under this clause shall not constitute a waiver of those rights.

15.5 On termination of the Employment for whatever reason (and whether in breach of contract or otherwise) Dr McAdam will:

(a)	immediately deliver to the Company all books, documents, papers, computer hardware (including personal computer), computer records, computer data, credit cards, his company car together with its keys, and any other property relating to the business of or belonging to the Company or any other Group Company which is in his possession or under his control. Dr McAdam is not entitled to retain copies or reproductions of any documents, papers or computer records relating to the business of or belonging to the Company or any other Group Company; and

(b)	immediately resign from any office he holds with the Company or any other Group Company (and from any related trusteeships) without any compensation for loss of office and should Dr McAdam fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office (or from any related trusteeships).

15.6 Dr McAdam will not at any time after termination of the Employment misrepresent himself as being in any way concerned with or interested in the business of, or employed by, the Company or any other Group Company.

15.7 The Company may suspend Dr McAdam from the Employment during any period in which the Company is carrying out a disciplinary investigation into any alleged acts or defaults of Dr McAdam. Such suspension shall be on full salary and benefits.

15.8 At any time after notice has been given by either party to terminate the Employment, the Company may for a maximum period of 6 months in its discretion require Dr McAdam:

(a)	to remain away from the premises of any Group Company; and/or

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(b)	to refrain from contacting for business purposes any customers or clients of any Group Company; and/or

(c)	not to perform any work or undertake any duties or to perform such alternative work or undertake such alternative duties as the Company may determine always provided that Dr McAdam will continue to receive all elements of remuneration to which he is entitled under this Agreement in respect of any period of suspension under this clause 15.9 other than performance-related remuneration. If the Company elects to exercise its rights under this clause 15.9 Dr McAdam will, at the Company’s request, resign immediately from any office he holds with the Company or any other Group Company (and from any related trusteeships) and should Dr McAdam fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office (or from any related trusteeships).

16. CONFIDENTIALITY

16.1 Except insofar as such information is already in the public domain, Dr McAdam will keep secret and will not at any time (whether during the Employment or thereafter) use for his own or another’s advantage, or reveal to any person, firm, company or organisation and shall use his best endeavours to prevent the publication or disclosure of any information which Dr McAdam knows or ought reasonably to have known to be confidential, concerning the business or affairs of the Company or any other Group Company or any of its or their customers, including without limitation:

(a)	trade secrets and other information of a sufficiently high degree of confidentiality as to amount to a trade secret;

(b)	information concerning the way any Group Company is run, the manner in which any Group Company does business, who any Group Company does business with and on what terms;

(c)	information or items which have been marked to indicate that they are confidential or information which Dr McAdam told was confidential at the time he acquired it or which Dr McAdam should have known was confidential;

all of which may include but not be limited to:

(i)	information relating to the salaries, remuneration packages, or other terms of employment of employees of any Group Company;

(ii)	the business methods and information (including prices charged, discounts given to customers or obtained from suppliers, product development, marketing and advertising programmes, costings, budgets, turnover, sales targets or other financial information);

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(iii)	lists and particulars of suppliers and customers and the individual contacts at such suppliers and customers;

(iv)	details and terms of agreements with suppliers and customers;

(v)	manufacturing or production processes or know-how that amounts to a trade secret or is otherwise confidential;

(vi)	confidential details as to the design of products and inventions or developments relating to future products;

(vii)	details of any promotions or future promotions or marketing or publicity exercises;

(viii)	details of any business plans; and

(ix)	any information which may affect the value of the business or the shares of any Group Company,

whether or not in the case of documents or other written materials they are or were marked as confidential and whether or not, in the case of other information, such information is identified or treated by the Company as being confidential.

16.2 The restrictions in this clause 16 shall not apply:

(a)	to any disclosure or use authorised by the Board or required by law or by the Employment;

(b)	so as to prevent Dr McAdam from using his own personal skill in any business in which he may be lawfully engaged after the Employment is ended.

17. POST-TERMINATION COVENANTS

17.1 For the purposes of clause 17 the term “Termination Date” shall mean the termination of the Employment howsoever caused (including, without limitation, termination by the Company which is in repudiatory breach of this agreement).

17.2 Dr McAdam acknowledges that he has acquired or will acquire in the course of his employment with the Company confidential information, trade secrets and knowledge about the business operations, customers and trade connections of the Group Companies and that he will by virtue of his position as Chief Executive be in a position to influence customers and other employees, and Dr McAdam agrees to enter into the restrictions in this clause for the purpose of protecting those interests, the goodwill and the stable trained workforce of the Group Companies.

17.3 Dr McAdam shall not without the prior written consent of the Board (such consent not to be unreasonably withheld) for a period of twelve months after the Termination Date, directly or indirectly, on his own behalf, or on behalf of any person, firm or company in connection with any business which is or is intended or about to be competitive with the Restricted Business (as defined below) or in relation

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to the provision of any goods or services similar to or competitive with those sold or provided by any Group Company in connection with the Restricted Business:

(a)	solicit or canvass the custom of any Customer (as defined below);

(b)	solicit or canvass the custom of any Potential Customer (as defined below);

(c)	deal with any Customer;

(d)	deal with any Potential Customer;

(e)	solicit or entice away or attempt to entice away from any Group Company any employee of such company who is employed by such company at the Termination Date in a position at Company Level 4 or above.

17.4 Dr McAdam shall not without the prior written consent of the Board (such consent not to be unreasonably withheld) for a period of twelve months after the Termination Date directly or indirectly on his own behalf or on behalf of any person, firm or company within the Restricted Territory (as defined below) set up, carry on, be employed in, provide services to, be associated with or be engaged or interested in, whether as director, employee, principal, agent or otherwise, any business which is or is intended or about to be competitive with the Restricted Business.

17.5 In this Clause 17, the following words and phrases shall have the following meanings:

Restricted Business shall mean the business or any part of the business which in either case:

(a)	is carried on by any Group Company at the Termination Date; or

(b)	was carried on by any Group Company at any time during the twelve months immediately prior to the Termination Date; or

(c)	is to Dr McAdam’s knowledge to be carried out by any Group Company at any time during the twelve months immediately following Termination Date and in relation to which business or part thereof Dr McAdam is, as at the Termination Date, in possession of confidential information and trade secrets as described in clause 16 above;

Restricted Territory shall mean any country in which any Group Company:

(d)	carried on any Restricted Business or provided any goods or services in connection with any Restricted Business at the Termination Date; or

(e)	carried on any Restricted Business or provided any goods or services in connection with any Restricted Business at any time during the period of twelve months immediately prior to the Termination Date; or

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(f)	is to Dr McAdam’s knowledge to carry out any Restricted Business at any time during the twelve months immediately following the Termination Date;

and in relation to the carrying on of such Restricted Business or the provision of such goods or services in such company Dr McAdam is, at the Termination Date, in possession of confidential information and trade secrets as described in clause 16 above.

Customer shall mean any person, firm or company who at the Termination Date or at any time during the twelve months immediately prior to the Termination Date was a customer of any Group Company where in relation to the Group Company’s relationship with such person, firm or company Dr McAdam is in possession of confidential information or in relation to such person, firm or company he is in a position of influence by virtue of the Employment.

Potential Customer shall mean any person, firm or company with whom either Dr McAdam (or any other employee of any Group Company for whom Dr McAdam had direct management responsibility at the relevant time) carried out negotiations on behalf of any Group Company at any time during the twelve months immediately prior to the Termination Date with a view to such person, firm or company becoming a customer of such company where in relation to the Group Company’s relationship with such person, firm or company Dr McAdam is in possession of confidential information or in relation to such person, firm or company he is in a position of influence by virtue of the Employment.

17.6 The restrictions contained in this clause 17 shall be reduced by a period equivalent to any period of suspension under clause 15.9 above.

17.7 The restrictions contained in this clause are considered by the parties to be reasonable in all the circumstances. Each sub clause constitutes an entirely separate and independent restriction and the duration extent and application of each of the restrictions are no greater than is necessary for the protection of the interests of the Company.

17.8 The provisions of clause 17 shall not, at any time following the Termination Date, prevent Dr McAdam from holding shares or other capital not amounting to more than 3% of the total issued share capital of any company whether listed on a recognised stock exchange or not and, in addition, shall not prohibit the seeking or doing of business not in direct or indirect competition with the business of the Company or any Group Company.

18. INTELLECTUAL PROPERTY

During the Employment, in the course of considering in what manner and by what new methods or devices the products, services, processes, equipment or systems of the Company might be improved if Dr McAdam originates any designs (whether registrable or not) or patentable work or other work in which copyright, database rights or trade mark rights may subsist (together Employee Works):

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(a)	Dr McAdam forthwith disclose full details of Employee Works in confidence to the Company and shall regard himself in relation to Employee Works as a trustee for the Company;

(b)	all intellectual property rights in Employee Works shall vest absolutely in the Company which shall be entitled, so far as the law permits, to the exclusive use thereof;

(c)	notwithstanding (b) above, Dr McAdam assigns to the Company all right, title and interest, present and future, anywhere in the world in copyright and in any other intellectual property rights in respect of all Employee Works written, originated, conceived or made by Dr McAdam (except only those Employee Works written, originated, conceived or made by Dr McAdam wholly outside his normal working hours hereunder and wholly unconnected with his service hereunder) during the continuance of his employment hereunder;

(d)	Dr McAdam hereby waives all moral rights as author under the Copyright Designs and Patents Act 1988 or any equivalent laws in respect of any Employee Works; and

(e)	Dr McAdam agrees and undertakes that at any time during or after the termination of his employment he will execute such deeds or documents and do all such acts and things as the Company may deem necessary or desirable to substantiate its rights in respect of the matters referred to above including for the purpose of obtaining letters patent or other privileges in all such countries as the Company may require.

19. SHAREHOLDING

Dr McAdam acknowledges and agrees that, as the Company’s Chief Executive, he is required to increase his holding of shares in the Company under the Company’s shareholding requirements to shares with a value equal to twice his basic salary through the retention of shares acquired via Company share-based plans. The increased shareholding will take effect on a phased basis over a period of five years from the Effective Date.

20. GRIEVANCE AND DISCIPLINARY PROCEDURE

Given Dr McAdam’s seniority, the Company will adopt a reasonable and flexible procedure regarding issues of grievance and discipline.

21. MEDICAL EVALUATION

Dr McAdam agrees that each year during the Employment he will undergo a full medical examination with a medical practitioner nominated by the Company (such examination to be at the Company’s cost). Dr McAdam hereby gives his consent to the Company’s Executive Vice-President Human Resources to permit the latter to contact the medical practitioner following any such evaluation and further consents to the medical practitioner notifying the Executive Vice-President Human Resources if the medical practitioner believes that Dr McAdam’s ability to perform his duties under the Employment are likely to be adversely affected by any injury, illness or medical condition.

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22. HEALTH AND SAFETY

The health and safety of individuals and the safe operation of all activities are of fundamental importance within the Company’s operations. As an employee Dr McAdam is responsible to the Company and to his colleagues to work safely and he is required to keep himself informed of current safety procedures and policy and of the Company’s rules in respect of safety and good practice.

23. DATA PROTECTION

As part of Dr McAdam’s Employment he agrees that the Company may retain and process data relevant to or connected with his employment with the Company including but not limited to payroll information, personnel records, attendance records, health records, disciplinary records and training records. It is agreed that the processing of such data is necessary for the performance of his Employment.

24. MISCELLANEOUS

24.1 This Agreement, together with any other documents referred to in this Agreement and the side letter between the parties of the same date as this Agreement constitutes the entire agreement and understanding between the parties, and supersedes all other agreements both oral and in writing between the Company or any Group Company and Dr McAdam (other than those expressly referred to herein).

24.2 Any notice to be given under this Agreement to Dr McAdam may be served by being handed to him personally or by being sent by recorded delivery first class post to him at his usual or last known address; and any notice to be given to the Company may be served by being left at or by being sent by recorded delivery first class post to its registered office for the time being. Any notice served by post shall be deemed to have been served on the day (excluding Sundays and statutory holidays) next following the date of posting and in proving such service it shall be sufficient proof that the envelope containing the notice was properly addressed and posted as a prepaid letter by recorded delivery first class post.

24.3 This Agreement is governed by, and shall be construed in accordance with, the laws of England and Wales.

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In witness whereof this Agreement has been duly executed by the parties the day and year first above written.

EXECUTED as a DEED	)
and DELIVERED	)	/s/J.D.G. McAdam
by DR JOHN McADAM	)
in the presence of:	)

/s/ Rolf Deusinger ROLF DEUSINGER 152 Tachbrook Street London SW1V 2NE

SIGNED for and on behalf of	)	/s/ Alex Trotman
IMPERIAL CHEMICAL	)	………………………………………
INDUSTRIES PLC	)	ALEX TROTMAN
CHAIRMAN

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